UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42020

MAREX GROUP PLC

(Translation of registrant’s name into English)

155 Bishopsgate London EC2M 3TQ United Kingdom	140 East 45th Street, 10th Floor New York, New York 10017 United States

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Marex Group plc (the “Company”) is updating the “Business Overview” and “Risk Factors” sections of its Annual Report on Form 20-F, filed on March 21, 2025 (the “Annual Report”), with the Securities and Exchange Commission (the “SEC”).

Other Information

An updated Business Overview section is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference. The updated Business Overview section supplements, and to the extent relevant, supersedes, the Business Overview section included in our Annual Report previously filed with the SEC.

Three updated Risk Factors are also being filed as Exhibit 99.2 to this Current Report on Form 6-K and are incorporated herein by reference. The updated Risk Factors supersede in their entirety the corresponding Risk Factors with the same heading included in the Risk Factors section of our Annual Report previously filed with the SEC.

As used in Exhibits 99.1 and 99.2, the terms “we,” “us,” “our,” “Marex” and the “Company” refer to Marex Group plc.

The updated Business Overview section and the updated risk factors contained in Exhibits 99.1 and 99.2 herein are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-286884), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Updated Business Overview section.

99.2	Updated Risk Factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group plc

Date: May 1, 2025	By:	/s/ Robert Irvin
Robert Irvin
Chief Financial Officer